[Digirad Corporation Letterhead]

November 9, 2001

VIA FEDERAL EXPRESS AND EDGARLINK

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attention:	Ms. Peggy Fisher, Examiner
Mr. Alan Morris, Examiner
Re:	Digirad Corporation/Application for Withdrawal of
Form S-1 Registration Statement (No. 333-68256) filed on August 24, 2001

Dear Ms. Fisher and Mr. Morris:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), Digirad Corporation, a Delaware corporation (the "Registrant"), hereby applies for an order permitting the immediate withdrawal of its Registration Statement filed on Form S-1 (No. 333-68256), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on August 24, 2001, and amended on October 5, 2001 and November 5, 2001.

Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, par value $0.001 per share (the "Shares"), for issuance to the public. The Registrant believes that current market conditions are not sufficiently attractive to warrant proceeding with the sale of the Shares and that proceeding with the sale of the Shares would not be in the best interests of the Registrant or its stockholders. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since Amendment No. 2 to the Registration Statement was filed with the Commission on November 5, 2001. In addition, we hereby advise you that the Registrant may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated under the Act.

Accordingly, we hereby request the Commission issue an order permitting the immediate withdrawal of the Registration Statement. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Martin C. Nichols of Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant, at (858) 720-2777.

Very truly yours,

DIGIRAD CORPORATION

/s/ R. Scott Huennekens

R. Scott Huennekens
President and Chief Executive Officer